Skyhigh Resources, Inc
1791 Marcy Lynn Court
San Jose CA 95124 USA
Phone: 408 239 4080

March 19, 2009

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
100 F Street. N.E.
Washington, D.C. 20549

Re:	Skyhigh Resources, Inc
Registration Statement on Form S-1
File No. 333-153863

Dear Mr. Schwall:

This letter shall serve as the formal request of Skyhigh Resources, Inc that the effective date of the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 6, 2008 be accelerated to be effective as of Tuesday, March 24, 2008, at 10:00 a.m. Eastern time, or as soon thereafter as is practicable.

Skyhigh Resources, Inc hereby acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
  The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective does not relieve Skyhigh Resources, Inc from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
  Skyhigh Resources, Inc may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States’.

Skyhigh Resources, Inc advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Sincerely,

/s/ Trevor Blank
Trevor Blank – Chief Executive Officer, Director